                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               F O R M 11 - K


[X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED.................DECEMBER 31, 1996.................


                                     OR


[ ]          TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


  For the transition period from ................... to ...................


          Commission file number......0-14824...... [Plexus Corp.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PLEXUS CORP.  EMPLOYEE STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                PLEXUS CORP.
                           55 JEWELERS PARK DRIVE
                           NEENAH, WISCONSIN 54956

                                  CONTENTS


                                                                      Pages
                                                                      -----

Report of Independent Accountants                                       2


Financial Statements:

     Statements of Net Assets Available for Plan Benefits
       as of December 31, 1996 and 1995                                 3

     Statement of Changes in Net Assets Available for Plan Benefits
       for the year ended December 31, 1996                             4

     Notes to Financial Statements                                     5-8

Supplemental Schedules:

     Form 5500, Item 27(a) - Schedule of Assets Held for Investment
       Purposes, December 31, 1996                                      9

     Form 5500, Item 27(d) - Schedule of Reportable Transactions for
       the year ended December 31, 1996                                10

                       [COOPERS & LYBRAND LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  and Employee-Participants

We have audited the financial statements of the Plexus Corp. Employee Stock Savings Plan as listed on the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand LLP


Milwaukee, Wisconsin
September 26, 1997

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1996 and 1995

                                                                             1996
                             ------------------------------------------------------------------------------------------------------
                              Employer      American                   Quest for Value    Vanguard                    EuroPacific
                               Stock       Management     MFS Bond       Opportunity      Index 500     AIM Value       Growth
                               Fund          Fund          Fund             Fund            Fund          Fund           Fund
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
Investments, at fair value   $ 8,284,330   $   475,474   $   127,306     $ 1,421,760    $ 1,363,226    $   616,894    $   345,594

Contribution receivable:
  Employer                        36,211             -             -               -              -              -              -
  Employee                        10,187         1,922         3,575          13,307         11,272         15,637          9,427
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
    Net assets available for
      plan benefits          $ 8,330,728   $   477,396   $   130,881     $ 1,435,067    $ 1,374,498    $   632,531    $   355,021
                             ===========   ===========   ===========     ===========    ===========    ===========    ===========
                                            1996
                             ---------------------------------------
                                AIM         Seligman
                             Constellation  Frontier
                                Fund          Fund         Total
                             -----------   -----------   -----------
Investments, at fair value   $   633,828   $   446,161   $13,714,573

Contribution receivable:
  Employer                             -             -        36,211
  Employee                        17,769        12,683        95,779
                             -----------   -----------   -----------
    Net assets available for
      plan benefits          $   651,597   $   458,844   $13,846,563
                             ===========   ===========   ===========


                                                               1995
                             ----------------------------------------------------------------------
                              Employer       Balanced    Diversified      Principal
                             Stock Fund       Fund       Equity Fund        Fund          Total
                             -----------   -----------   -----------     -----------    -----------
Investments, at fair value   $ 7,749,042   $ 1,087,762   $   970,259     $   579,630    $10,386,693

Contribution receivable:
  Employer                        75,089             -             -               -         75,089
  Employee                        55,878        31,160        39,534          14,227        140,799
Accrued Interest Income              174           643           515           2,872          4,204
Transfers requested                  561           633           804          (1,998)             -
Other                              1,144            (4)          343             321          1,804
                             -----------   -----------   -----------     -----------    -----------
    Net assets available for
      plan benefits          $ 7,881,888   $ 1,120,194   $ 1,011,455     $   595,052    $10,608,589
                             ===========   ===========   ===========     ===========    ===========

The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year December 31, 1996

                              Employer   American Cash                 Quest for Value    Vanguard                    EuroPacific
                               Stock       Management     MFS Bond       Opportunity      Index 500     AIM Value       Growth
                               Fund          Fund          Fund             Fund            Fund          Fund           Fund
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
Contributions:
  Employee                   $   276,442   $    49,797   $    90,601     $   411,398    $   347,439    $   399,162    $   242,275
  Employer                       888,397             -             -               -              -              -              -
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
                               1,164,839        49,797        90,601         411,398        347,439        399,162        242,275
Investment Income:
  Net appreciation
  (depreciation)                 (60,323)            -         6,108         259,059        239,324         56,357         25,039
  Interest Income                    405        21,091             -               -              -              -              -
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
                                 (59,918)       21,091         6,108         259,059        239,324         56,357         25,039

Deductions:
  Participant withdrawls        (447,226)     (123,769)       (2,993)       (105,510)       (97,357)       (12,565)        (7,395)
  Fees                                 -           (30)          (40)           (163)             -           (212)            (5)

Transfers                       (208,855)      530,307        37,205         870,283        885,092        189,789         95,107
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
Net increase (decrease)          448,640       477,396       130,881       1,435,067      1,374,498        632,531        355,021

Net assets available for
  plan benefits
  Beginning of period          7,881,888             -             -               -              -              -              -
                             -----------   -----------   -----------     -----------    -----------    -----------    -----------
  End of period              $ 8,330,728   $   477,396   $   130,881     $ 1,435,067    $ 1,374,498    $   632,531    $   355,021
                             ===========   ===========   ===========     ===========    ===========    ===========    ===========


                                AIM         Seligman                     Diversified
                             Constellation  Frontier      Balanced         Equity        Principal
                                Fund          Fund         Fund             Fund           Fund           Total
                             -----------   -----------   -----------     -----------    -----------    -----------
Contributions:
  Employee                   $   448,065   $   316,853   $         -     $         -    $         -    $ 2,582,092
  Employer                             -             -             -               -              -        888,397
                             -----------   -----------   -----------     -----------    -----------    -----------
                                 448,065       316,853             -               -              -      3,470,429
Investment Income:
  Net appreciation
  (depreciation)                  35,017         4,097             -               -              -        564,678
  Interest Income                      -             -             -               -              -         21,496
                             -----------   -----------   -----------     -----------    -----------    -----------
                                  35,017         4,097             -               -              -        586,174

Deductions:
  Participant withdrawls         (13,419)       (7,405)            -               -              -       (817,639)
  Fees                              (525)          (15)            -               -              -           (990)

Transfers                        182,459       145,314    (1,120,194)     (1,011,455)      (595,052)             -
                             -----------   -----------   -----------     -----------    -----------    -----------
Net increase (decrease)          651,597       458,844    (1,120,194)     (1,011,455)      (595,052)     3,237,974

Net assets available for
  plan benefits
  Beginning of period                  -             -     1,120,194       1,011,455        595,052     10,608,589
                             -----------   -----------   -----------     -----------    -----------    -----------
  End of period              $   651,597   $   458,844   $         -     $         -    $         -    $13,846,563
                             ===========   ===========   ===========     ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN:

   The following description of the Plexus Corp. Employee Stock Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   a. GENERAL: The Plan, effective January 1, 1989, is a contributory defined contribution plan covering all employees of Plexus Corp. (the "Company") who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   b. CONTRIBUTIONS: Employee pre-tax contributions are based on voluntary written elections by the participants directing the Company to defer a stated amount from the participants' compensation. Participants may elect to defer up to 15% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participants' elective deferrals. All Company matching contributions are allocated to the Employer Stock Fund. Contributions are limited by Section 401(k) of the Internal Revenue Code.

   c. INVESTMENT ALTERNATIVES: Effective January 1, 1996, the Company changed trustees of the Plan from Associated Mutual Funds to Riggs National Bank of Washington, D.C. Effective with the change in trustees, plan participants may direct contributions and their account balances in 5% increments in any of nine investment options maintained by Riggs as follows:

      AMERICAN CASH MANAGEMENT FUND: A mutual fund which seeks current income and preservation of capital through a money market fund. This fund invests primarily in short-term securities including treasury bills, certificates of deposit and commercial paper.

      MFS BOND FUND: A mutual fund which seeks to provide a high level of current income consistent with prudent investment risk. This fund invests primarily in investment-grade debt securities and unrated securities of comparable quality.

      QUEST FOR VALUE OPPORTUNITY FUND: A mutual fund which seeks capital appreciation through investment securities of companies believed to be undervalued in the marketplace. This fund invests primarily in common stock, convertible securities and fixed-income securities.

      VANGUARD INDEX 500 FUND: A mutual fund which seeks to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index. This fund invests primarily in large-capitalization stocks.

      AIM VALUE FUND: A mutual fund which seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund to be undervalued relative to the appraisal of the companies' current or projected earnings or relative to the equity market in general.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1. DESCRIPTION OF PLAN, CONTINUED:

   c. INVESTMENT ALTERNATIVES, CONTINUED:

      EUROPACIFIC GROWTH FUND: A mutual fund which seeks to achieve long-term growth of capital by investing in securities of issuers located outside the U.S. The fund invests in common stock of both small and large companies of major world markets, as well as in smaller developing countries.

      AIM CONSTELLATION FUND: A mutual fund which seeks to achieve capital appreciation by investing principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

      SELIGMAN FRONTIER FUND: A mutual fund which seeks to achieve capital appreciation through investing in common stocks of small-sized to medium-sized companies with annual revenues of $400 million or less. The fund may also invest in U.S. government securities, corporate debt securities rated AA or higher, prime commercial paper, and certificates of deposit issued by the 100 largest domestic and 50 largest foreign banks.

      EMPLOYER STOCK FUND: Investments which consist primarily in the common stock of the Company which is traded on the NASDAQ exchange. The remaining balance represents investments in money market funds acquired until stock trades are transacted.

   d. PARTICIPANT ACCOUNTS AND ALLOCATIONS: Each participant's account is credited with the participant's contribution and allocations of Company contributions and fund investment earnings. Allocations are based on participant account balances in relation to total fund account balances, as defined by the Plan document. Participants in the Employer Stock Fund are allocated an undivided interest in the shares held by the fund. At December 31, 1996 and 1995, the Employer Stock Fund held 494,007 and 465,577 shares of Plexus Corp. common stock valued at $16.750 and $16.625 per share, respectively.

   e. VESTING AND DISTRIBUTIONS: Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment of cash or in whole shares of Company securities as elected by the participant upon a participant's retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

   f. PLAN TERMINATION: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of the participants shall be nonforfeitable.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

2. SUMMARY OF ACCOUNTING POLICIES:

   The Plan prepares its financial statements in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the periods presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

   The following is a summary of the significant accounting policies followed by the Plan in presenting these financial statements.

   a. INVESTMENTS, VALUE AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Shares of the mutual fund accounts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income from securities is recorded as earned on an accrual basis.

      Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements of the Plan.

   b. ADMINISTRATIVE EXPENSES: Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.


3. TAX STATUS:

   The United States Treasury Department advised the Plan on January 4, 1996 that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a).

   The Plan has been amended since receiving the determination letter.
   However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

4. RELATED PARTY TRANSACTIONS:

   The day-to-day transactions of the Plan are processed by Aon Consulting, Inc. ("Aon"). Aon serves as the administrator of the Plan. Therefore, transactions with Aon qualify as party-in-interest. Fees paid by the Plan to Aon for administrative services amounted to $990 for the year ended December 31, 1996.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
FORM 5500, ITEM 27(a), SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 1996

Column A     Column B                     Column C                        Column D        Column E
--------  -------------------     ----------------------------------   -------------   ------------
          Identity of Issuer,
          Borrower, Lessor                                                                Current
          or Similar Party            Description of Investment            Cost            Value
--------  -------------------     ----------------------------------   -------------   ------------
  *       Plexus Corp             Common Stock                          $  4,948,164   $  8,274,617

  *       Riggs National Bank     Riggs Money Market Account                   9,713          9,713

          Riggs National Bank     American Funds Cash Management Fund        475,474        475,474

          Riggs National Bank     MFS Bond Fund                              124,506        127,306

          Riggs National Bank     Quest for Value Opportunity Fund         1,284,583      1,421,760

          Riggs National Bank     Vanguard Index 500 Fund                  1,174,593      1,363,226

          Riggs National Bank     AIM Value Fund                             592,575        616,894

          Riggs National Bank     EuroPacific Growth Fund                    334,091        345,594

          Riggs National Bank     AIM Constellation Fund                     623,406        633,828

          Riggs National Bank     Seligman Frontier Fund                     444,674        446,161
                                                                                       ------------
                                                                                       $ 13,714,573
                                                                                       ============

* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA.

See Report of Independent Accountants.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
FORM 5500, ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1996

      Column A              Column B             Column C           Column D      Column G     Column I
-------------------  ----------------------  ----------------  ---------------- -----------  -----------
   Identity of                                   Purchase           Selling        Cost of
 Party Involved      Description of Asset         Price              Price          Asset    Gain (loss)
-------------------  ----------------------  ----------------  ---------------- -----------  -----------
Plexus Corp.         Common Stock            $  118,489  (34)  $  688,002  (55)  $  455,417   $  232,585

Riggs National Bank  American Funds Cash
                     Management Fund            311,474  (85)     412,262 (147)     412,262            -

Riggs National Bank  AIM Constellation Fund     653,721 (186)      32,934 (135)      30,323        2,611

Riggs National Bank  AIM Value Fund             637,982 (172)     464,865 (138)     463,413        1,452

Riggs National Bank  Quest for Opportunity    1,825,923 (123)   1,709,239 (182)   1,621,977       87,262

Riggs National Bank  Vanguard Index 500         432,814 (133)     338,672 (141)     316,091       22,581


NOTES
(A)  Columns E and F are omitted as they are not applicable.

(B)  Column H is omitted as such amounts are the same as Column D.

(C) Figures in parentheses indicate number of individual transactions in total series.


See Report of Independent Accountants.

                                      SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                PLEXUS CORP.
                                 EMPLOYEE STOCK SAVINGS PLAN




Date: October 13, 1996          /s/ Joseph D. Kaufman
                                --------------------------------------
                                Joseph D. Kaufman
                                 Employee Stock Savings Plan Fiduciary
                                 Committee Member